Exhibit 99.3

SharkNinja Reports Third Quarter 2024 Results

Raises Fiscal Year 2024 Outlook on Key Metrics

NEEDHAM, Massachusetts, October 31, 2024 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the third quarter ended September 30, 2024.

Highlights for the Third Quarter 2024 as compared to the Third Quarter 2023

•Net sales increased 33.2% to $1,426.6 million and Adjusted Net Sales increased 34.9% to $1,426.6 million.
•Gross margin and Adjusted Gross Margin increased 320 and 160 basis points, respectively.
•Net income increased 606.8% to $132.3 million. Adjusted Net Income increased 28.2% to $170.5 million.
•Adjusted EBITDA increased 25.7% to $262.4 million, or 18.4% of Adjusted Net Sales.

Mark Barrocas, Chief Executive Officer, commented: “SharkNinja delivered another quarter of outstanding top and bottom-line performance, demonstrating the continued success of our three-pillar growth strategy. Our robust innovation pipeline, unparalleled consumer insights, and strong demand creation engine are driving strong double-digit growth across our portfolio, enabling us to gain share in existing categories, enter new categories, and expand globally. As we enter the holiday season, we are pleased with the momentum in our business, despite the ongoing challenges in the global operating environment. We remain confident in our ability to deliver sustainable long-term profitable growth as we capture increasing share in our large and growing addressable market.”

Three Months Ended September 30, 2024

Net sales increased 33.2% to $1,426.6 million, compared to $1,070.6 million during the same period last year. Adjusted Net Sales increased 34.9% to $1,426.6 million, compared to $1,057.4 million during the same period last year, or 33.9% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted from growth in each of our four major product categories of Food Preparation Appliances, Cooking and Beverage Appliances, Cleaning Appliances and Other, which includes beauty and home environment products.

•Cleaning Appliances net sales increased by $78.1 million, or 17.4%, to $527.5 million, compared to $449.3 million in the prior year quarter. Adjusted Net Sales of Cleaning Appliances increased by $85.0 million, or 19.2%, from $442.5 million to $527.5 million, driven by the carpet extractor and cordless vacuums sub-categories.

•Cooking and Beverage Appliances net sales increased by $72.1 million, or 21.3%, to $411.5 million, compared to $339.3 million in the prior year quarter. Adjusted Net Sales of Cooking and Beverage Appliances increased by $73.3 million, or 21.7%, from $338.1 million to $411.5 million, driven by growth in Europe and the continued momentum within heated cooking.

•Food Preparation Appliances net sales increased by $155.4 million, or 73.5%, to $366.8 million, compared to $211.5 million in the prior year quarter. Adjusted Net Sales of Food Preparation Appliances increased by $157.5 million, or 75.2%, from $209.3 million to $366.8 million, driven by strong sales of our ice cream makers and the launch of frozen drink appliances.

•Net sales in the Other category increased by $50.3 million, or 71.4%, to $120.8 million, compared to $70.5 million in the prior year quarter. Adjusted Net Sales in the Other category increased by $53.4 million, or 79.1%, from $67.5 million to $120.8 million, primarily driven by strength of haircare products and air purifiers.

Gross profit increased 42.6% to $695.0 million, or 48.7% of net sales, compared to $487.5 million, or 45.5% of net sales, in the third quarter of 2023. Adjusted Gross Profit increased 39.4% to $704.6 million, or 49.4% of Adjusted Net Sales, compared to $505.5 million, or 47.8% of Adjusted Net Sales in the third quarter of 2023. The increase in gross margin and Adjusted Gross Margin of 320 and 160 basis points, respectively, was derived from optimizations within our supply chain, sourcing and costing strategy and foreign exchange benefit, partially offset by the impact of tariffs.

Research and development expenses increased 56.2% to $94.8 million, or 6.6% of net sales, compared to $60.7 million, or 5.7% of net sales, in the prior year quarter. This increase was primarily driven by incremental personnel-related expenses of $12.7 million to support new product categories and new market expansion. The overall increase was also driven by an increase of $8.8 million in prototype and testing costs, an increase of $4.5 million in professional and consulting fees and an increase of $4.5 million in depreciation and amortization expense.

Sales and marketing expenses increased 44.9% to $300.8 million, or 21.1% of net sales, compared to $207.6 million, or 19.4% of net sales, in the prior year quarter. This increase was primarily attributable to increases of $42.1 million in advertising-related expenses; an increase of $33.4 million in delivery and distribution costs driven by higher volumes, particularly in our direct-to-consumer (“DTC”) business; $14.5 million in personnel-related expenses to support new product launches and expansion into new markets; an increase of $5.4 million in professional and consulting fees; offset by a decrease in depreciation and amortization expense of $4.4 million.

General and administrative expenses decreased 4.5% to $119.1 million, or 8.3% of net sales, compared to $124.7 million, or 11.6% of net sales, in the prior year quarter. This decrease was primarily driven by transaction costs incurred in the prior year quarter related to the separation and distribution from JS Global of $41.5 million. The decrease was offset by an increase of $27.9 million in legal fees, including a $13.5 million legal settlement reserve related to certain patent infringement claims and an increase of $3.9 million in professional and consulting fees.

Operating income increased 90.7% to $180.3 million, or 12.6% of net sales, compared to $94.5 million, or 8.8% of net sales, during the prior year quarter. Adjusted Operating Income increased 25.0% to $237.5 million, or 16.7% of Adjusted Net Sales, compared to $190.1 million, or 18.0% of Adjusted Net Sales, in the third quarter of 2023.

Net income increased 606.8% to $132.3 million, or 9.3% of net sales, compared to $18.7 million, or 1.7% of net sales, in the prior year quarter. Net income per diluted share increased 623.1% to $0.94, compared to $0.13 in the prior year quarter.

Adjusted Net Income increased 28.2% to $170.5 million, or 11.9% of Adjusted Net Sales, compared to $133.0 million, or 12.6% of Adjusted Net Sales, in the prior year quarter. Adjusted Net Income per diluted share increased 27.4% to $1.21, compared to $0.95 in the prior year quarter.

Adjusted EBITDA increased 25.7% to $262.4 million, or 18.4% of Adjusted Net Sales, compared to $208.7 million, or 19.7% of Adjusted Net Sales in the prior year quarter.

Nine Months Ended September 30, 2024

Net sales increased 30.1% to $3,741.5 million, compared to $2,876.2 million during the same period last year. Adjusted Net Sales increased 33.7% to $3,741.5 million, compared to $2,798.7 million during the same period last year, or 32.6% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted from growth in each of our four major product categories of Food Preparation Appliances, Cooking and Beverage Appliances, Cleaning Appliances and Other, which includes beauty and home environment products.

•Cleaning Appliances net sales increased by $137.5 million, or 10.8%, to $1,415.5 million, compared to $1,278.0 million during the same period last year. Adjusted Net Sales of Cleaning Appliances increased by $186.9 million, or 15.2%, from $1,228.6 million to $1,415.5 million, driven by the carpet extractor and robotics sub-categories.

•Cooking and Beverage Appliances net sales increased by $181.3 million, or 19.3%, to $1,120.4 million, compared to $939.1 million during the same period last year. Adjusted Net Sales of Cooking and Beverage Appliances increased by $187.5 million, or 20.1%, from $932.9 million to $1,120.4 million, driven by growth in Europe. Global growth was supported by the success of the outdoor grill and outdoor oven across both the US and European markets.

•Food Preparation Appliances net sales increased by $364.1 million, or 77.0%, to $836.8 million, compared to $472.7 million during the same period last year. Adjusted Net Sales of Food Preparation Appliances increased by $372.4 million, or 80.2%, from $464.4 million to $836.8 million, driven by strong sales of our ice cream makers and compact blenders, specifically our portable blenders.

•Net sales in the Other category increased by $182.3 million, or 97.8%, to $368.8 million, compared to $186.5 million during the same period last year. Adjusted Net Sales in the Other category increased by $196.0 million, or 113.5%, from $172.8 million to $368.8 million, primarily driven by strength of haircare products, our FlexBreeze fans, and air purifiers.

Gross profit increased 41.8% to $1,822.5 million, or 48.7% of net sales, compared to $1,285.0 million, or 44.7% of net sales, in the same period last year. Adjusted Gross Profit increased 42.5% to $1,860.4 million, or 49.7% of Adjusted Net Sales, compared to $1,305.9 million, or 46.7% of Adjusted Net Sales in the same period last year. The increase in gross margin and Adjusted Gross Margin of 400 and 300 basis points, respectively, was derived from optimizations within our supply chain, sourcing and costing strategy, regional expansion, and foreign exchange benefit.

Research and development expenses increased 41.0% to $254.5 million, or 6.8% of net sales, compared to $180.4 million, or 6.3% of net sales, during the same period last year. This increase was primarily driven by incremental personnel-related expenses of $33.4 million driven by increased headcount to support new product categories and new market expansion, and includes an increase of $3.6 million in share-based compensation. The remainder of the increase was primarily driven by an increase of $20.4 million in prototypes and testing costs, an increase of $12.9 million in professional and consulting fees to support overall growth in the business, an increase of $3.2 million in travel costs and an increase of $3.0 million in consumer insight initiatives.

Sales and marketing expenses increased 44.1% to $818.6 million, or 21.9% of net sales, compared to $568.0 million, or 19.7% of net sales, during the same period last year. This increase was primarily attributable to increases of $127.5 million in advertising-related expenses; an increase of $79.1 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business; $38.9 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an incremental $5.1 million of share-based compensation; $4.0 million in travel costs; $8.9 million in professional and consulting fees; offset by a decrease in depreciation and amortization expense of $7.5 million.

General and administrative expenses increased 17.7% to $310.4 million, or 8.3% of net sales, compared to $263.7 million, or 9.2% of net sales, during the same period last year. This increase was primarily driven by an increase of $44.9 million in legal fees, including a $13.5 million legal settlement reserve related to certain patent infringement claims; an increase in personnel-related expenses of $32.5 million, including a $14.2 million increase in share-based compensation; an increase of $17.3 million in professional and consulting fees; an increase of $11.9 million in technology support costs; an increase of $9.0 million in credit card processing and merchant fees; an increase of $4.8 million in product liability and insurance; an increase of $3.4 million in depreciation and amortization; offset by a decrease in transaction costs related to the separation and distribution from JS Global and secondary offering of $76.5 million.

Operating income increased 60.9% to $439.0 million, or 11.7% of net sales, compared to $272.8 million, or 9.5% of net sales, during the same period last year. Adjusted Operating Income increased 33.1% to $583.0 million, or 15.6% of Adjusted Net Sales, compared to $438.1 million, or 15.7% of Adjusted Net Sales, in the prior year period.

Net income increased 163.3% to $310.0 million, or 8.3% of net sales, compared to $117.8 million, or 4.1% of net sales, during the same period last year. Net income per diluted share increased 158.8% to $2.20, compared to $0.85 in the prior year period.

Adjusted Net Income increased 32.0% to $418.6 million, or 11.2% of Adjusted Net Sales, compared to $317.1 million, or 11.3% of Adjusted Net Sales, during the same period last year. Adjusted Net Income per diluted share increased 30.3% to $2.97, compared to $2.28 in the prior year period.

Adjusted EBITDA increased 32.0% to $660.6 million, or 17.7% of Adjusted Net Sales, compared to $500.4 million, or 17.9% of Adjusted Net Sales, in the prior year period.

Balance Sheet and Cash Flow Highlights

Cash and cash equivalents decreased to $127.9 million, compared to $154.1 million as of December 31, 2023.

Inventories increased 53.8% to $1,076.2 million, compared to $699.7 million as of December 31, 2023.

Total debt, excluding unamortized deferred financing costs, was $964.8 million, compared to $804.9 million as of December 31, 2023. The existing credit facility provides for a $810.0 million term loan and a $500.0 million revolving credit facility, which had an available balance of $315.9 million as of September 30, 2024.

Fiscal 2024 Outlook

For fiscal year 2024, SharkNinja is increasing its outlook on key metrics and now expects:

•Net sales to increase 25% to 26% compared to the prior expectation of 20% to 22%.

•Adjusted Net Sales to increase between 27% and 28% compared to the prior expectation of 22% to 24%.

•Adjusted Net Income per diluted share between $4.13 and $4.24, reflecting a 28% to 32% increase, compared to the prior expectation of between $4.05 and $4.21, reflecting a 26% to 31% increase.

•Adjusted EBITDA between $925 million and $945 million, reflecting a 29% to 31% increase, compared to the prior expectation of between $910 million and $940 million, reflecting a 26% to 31% increase.

•A GAAP effective tax rate of approximately 24% to 25%.

•Diluted weighted average shares outstanding of approximately 141 million.

•Capital expenditures of $160 million to $180 million primarily to support investments in new product launches, technology, and incremental investments in tooling to support the diversification of our sourcing outside of China.

Conference Call Details

A conference call to discuss the third quarter 2024 financial results is scheduled for today, October 31, 2024, at 8:30 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-833-470-1428 or 1-404-975-4839 and enter confirmation code 930420. The webcast will be archived and available for replay.

About SharkNinja

SharkNinja is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,300 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2024 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions and the level of discretionary consumer spending;
•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with ongoing regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE;
•our ability to achieve some or all of the anticipated benefits of the separation; and
•the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with those described in our Annual Report on Form 20-F filed with the SEC under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other filings we make with the SEC. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
Arvind Bhatia, CFA
SVP, Investor Relations
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Jane Carpenter
SVP, Chief Communications Officer
PR@sharkninja.com

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	As of
	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$127,948	$154,061
Accounts receivable, net	1,190,410	985,172
Inventories	1,076,246	699,740
Prepaid expenses and other current assets	121,721	58,311
Total current assets	2,516,325	1,897,284
Property and equipment, net	196,002	166,252
Operating lease right-of-use assets	149,975	63,333
Intangible assets, net	466,826	477,816
Goodwill	834,781	834,203
Deferred tax assets	19,713	12
Other assets, noncurrent	53,703	48,170
Total assets	$4,237,325	$3,487,070
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$632,850	$459,651
Accrued expenses and other current liabilities	640,947	620,333
Tax payable	22,025	20,991
Debt, current	214,344	24,157
Total current liabilities	1,510,166	1,125,132
Debt, noncurrent	745,975	775,483
Operating lease liabilities, noncurrent	152,100	63,043
Deferred tax liabilities	3,750	16,500
Other liabilities, noncurrent	30,795	28,019
Total liabilities	2,442,786	2,008,177
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 140,219,933 and 139,083,369 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	14	14
Additional paid-in capital	1,012,407	1,009,590
Retained earnings	780,308	470,319
Accumulated other comprehensive income (loss)	1,810	(1,030)
Total shareholders’ equity	1,794,539	1,478,893
Total liabilities and shareholders’ equity	$4,237,325	$3,487,070

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net sales(1)	$1,426,566	$1,070,617	$3,741,452	$2,876,211
Cost of sales	731,559	583,124	1,918,929	1,591,254
Gross profit	695,007	487,493	1,822,523	1,284,957
Operating expenses:
Research and development	94,808	60,691	254,457	180,430
Sales and marketing	300,841	207,599	818,594	568,035
General and administrative	119,096	124,655	310,432	263,682
Total operating expenses	514,745	392,945	1,383,483	1,012,147
Operating income	180,262	94,548	439,040	272,810
Interest expense, net	(16,916)	(13,003)	(46,482)	(28,523)
Other income (expense), net	11,031	(5,865)	14,968	(41,315)
Income before income taxes	174,377	75,680	407,526	202,972
Provision for income taxes	42,048	56,958	97,537	85,218
Net income	$132,329	$18,722	$309,989	$117,754
Net income per share, basic	$0.94	$0.13	$2.22	$0.85
Net income per share, diluted	$0.94	$0.13	$2.20	$0.85
Weighted-average number of shares used in computing net income per share, basic	140,114,282	139,073,181	139,818,196	139,059,206
Weighted-average number of shares used in computing net income per share, diluted	141,305,999	139,430,805	140,974,062	139,179,724

(1) Net sales in our product categories were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Cleaning Appliances	$527,453	$449,319	$1,415,488	$1,277,986
Cooking and Beverage Appliances	411,453	339,328	1,120,371	939,060
Food Preparation Appliances	366,834	211,461	836,782	472,685
Other	120,826	70,509	368,811	186,480
Total net sales	$1,426,566	$1,070,617	$3,741,452	$2,876,211

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net income	$309,989	$117,754
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	86,870	77,394
Share-based compensation	47,341	24,502
Provision for credit losses	3,744	2,266
Non-cash lease expense	15,963	9,688
Deferred income taxes, net	(32,420)	3,905
Other	1,631	1,662
Changes in operating assets and liabilities:
Accounts receivable	(193,151)	(192,209)
Inventories	(357,114)	(258,982)
Prepaid expenses and other assets	(69,477)	65,508
Accounts payable	162,019	343,603
Tax payable	1,034	883
Operating lease liabilities	(7,428)	(9,280)
Accrued expenses and other liabilities	(12,050)	(90,914)
Net cash (used in) provided by operating activities	(43,049)	95,780
Cash flows from investing activities:
Purchase of property and equipment	(95,232)	(70,501)
Purchase of intangible asset	(6,571)	(6,905)
Capitalized internal-use software development	(1,100)	(683)
Cash receipts on beneficial interest in sold receivables	—	16,777
Other investing activities, net	—	(3,051)
Net cash used in investing activities	(102,903)	(64,363)
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost		800,915
Repayment of debt	(15,188)	(437,500)
Net proceeds from borrowings under revolving credit facility	175,000	—
Distribution paid to Former Parent	—	(435,292)
Recharge from Former Parent for share-based compensation	—	(3,165)
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(50,011)	—
Proceeds from shares issued under employee stock purchase plan	5,487	—
Net cash provided by (used in) financing activities	115,288	(75,042)
Effect of exchange rates changes on cash	4,551	(4,768)
Net decrease in cash, cash equivalents, and restricted cash	(26,113)	(48,393)
Cash, cash equivalents, and restricted cash at beginning of period	154,061	218,770
Cash and cash equivalents at end of period	$127,948	$170,377

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts, and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Sales growth on a constant currency basis. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our former Japanese subsidiary, SharkNinja Co., Ltd. (“SNJP”), and our Asia Pacific Region and Greater China ("APAC") distribution channels, both of which were transferred to JS Global Lifestyle Company Limited (“JS Global”) concurrently with the separation (the “Divestitures”), as well as the cost of sales from (i) inventory markups that were eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income or of Adjusted Net Income Per Share to net income per share, diluted because such reconciliations are not available without unreasonable efforts. This is due to the inherent difficulty in forecasting with reasonable certainty certain amounts that are necessary for such reconciliations, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income, Adjusted EBITDA, and Adjusted Net Income Per Share. See “Forward-looking statements” above.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2024	2023	2024	2023
Net sales	$1,426,566	$1,070,617	$3,741,452	$2,876,211
Divested subsidiary net sales adjustment(1)	—	(13,196)	—	(77,544)
Adjusted Net Sales(2)	$1,426,566	$1,057,421	$3,741,452	$2,798,667

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023, as if such Divestitures occurred on January 1, 2023.

(2)The following tables reconcile Adjusted Net Sales to net sales per product category, for the periods presented:

	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
($ in thousands, except %)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning Appliances	$527,453	$—	$527,453	$449,319	$(6,838)	$442,481
Cooking and Beverage Appliances	411,453	—	411,453	339,328	(1,190)	338,138
Food Preparation Appliances	366,834	—	366,834	211,461	(2,133)	209,328
Other	120,826	—	120,826	70,509	(3,035)	67,474
Total net sales	$1,426,566	$—	$1,426,566	$1,070,617	$(13,196)	$1,057,421

	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2023
($ in thousands, except %)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning Appliances	$1,415,488	$—	$1,415,488	$1,277,986	$(49,392)	$1,228,594
Cooking and Beverage Appliances	1,120,371	—	1,120,371	939,060	(6,161)	932,899
Food Preparation Appliances	836,782	—	836,782	472,685	(8,289)	464,396
Other	368,811	—	368,811	186,480	(13,702)	172,778
Total net sales	$3,741,452	$—	$3,741,452	$2,876,211	$(77,544)	$2,798,667

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2024	2023	2024	2023
Net sales	$1,426,566	$1,070,617	$3,741,452	$2,876,211
Cost of sales	(731,559)	(583,124)	(1,918,929)	(1,591,254)
Gross profit	695,007	487,493	1,822,523	1,284,957
Gross margin	48.7%	45.5%	48.7%	44.7%
Divested subsidiary net sales adjustment(1)	—	(13,196)	—	(77,544)
Divested subsidiary cost of sales adjustment(2)	—	7,628	—	45,116
Product Procurement Adjustment(3)	9,571	23,574	37,876	53,369
Adjusted Gross Profit	$704,578	$505,499	$1,860,399	$1,305,898
Adjusted Net Sales	$1,426,566	$1,057,421	$3,741,452	$2,798,667
Adjusted Gross Margin	49.4%	47.8%	49.7%	46.7%

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023, as if such Divestitures occurred on January 1, 2023.

(2)Adjusted for cost of sales from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023, as if such Divestitures occurred on January 1, 2023.

(3)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Operating income	$180,262	$94,548	$439,040	$272,810
Share-based compensation(1)	13,785	21,337	47,341	24,502
Litigation costs(2)	29,035	3,965	42,691	4,600
Amortization of acquired intangible assets(3)	4,896	4,897	14,690	14,690
Transaction-related costs(4)	—	41,455	1,342	76,549
Product Procurement Adjustment(5)	9,571	23,574	37,876	53,369
Divested subsidiary operating income adjustment(6)	—	287	—	(8,456)
Adjusted Operating Income	$237,549	$190,063	$582,980	$438,064

(1)Represents non-cash expense related to awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs, which were recorded in general and administrative expenses.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended September 30, 2024 and 2023, and $2.8 million for the nine months ended September 30, 2024 and 2023, was recorded to research and development expenses, and $4.0 million for the three months ended September 30, 2024 and 2023, and $11.9 million for the nine months ended September 30, 2024 and 2023, was recorded to sales and marketing expenses.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for operating income from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023, as if such Divestitures occurred on January 1, 2023.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment, (vii) the tax impact of the adjusted items and (viii) certain withholding taxes.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except share and per share amounts)	2024	2023	2024	2023
Net income	$132,329	$18,722	$309,989	$117,754
Share-based compensation(1)	13,785	21,337	47,341	24,502
Litigation costs(2)	29,035	3,965	42,691	4,600
Foreign currency (gains) losses, net(3)	(11,156)	3,862	(9,569)	43,479
Amortization of acquired intangible assets(4)	4,896	4,897	14,690	14,690
Transaction-related costs(5)	—	41,455	1,342	76,549
Product Procurement Adjustment(6)	9,571	23,574	37,876	53,369
Tax impact of adjusting items(7)	(7,996)	(4,704)	(25,711)	(30,686)
Tax withholding adjustment(8)	—	19,474	—	19,474
Divested subsidiary net income adjustment(9)	—	394	—	(6,586)
Adjusted Net Income	$170,464	$132,976	$418,649	$317,145
Net income per share, diluted	$0.94	$0.13	$2.20	$0.85
Adjusted Net Income Per Share	$1.21	$0.95	$2.97	$2.28
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(10)	141,305,999	139,430,805	140,974,062	139,179,724

(1)Represents non-cash expense related to awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended September 30, 2024 and 2023, and $2.8 million for the nine months ended September 30, 2024 and 2023, was recorded to research and development expenses, and $4.0 million for the three months ended September 30, 2024 and 2023, and $11.9 million for the nine months ended September 30, 2024 and 2023, was recorded to sales and marketing expenses.

(5)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding (i) divested subsidiary net income adjustment described in footnote (9), and (ii) certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

(8)Represents withholding taxes associated with the cash dividend paid to JS Global in connection with the separation and related refinancing.

(9)Adjusted for net income (loss) from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023, as if such Divestitures occurred on January 1, 2023.

(10)In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator for all periods prior to completion of the separation and distribution on July 31, 2023.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including Adjusted EBITDA from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2024	2023	2024	2023
Net income	$132,329	$18,722	$309,989	$117,754
Interest expense, net	16,916	13,003	46,482	28,523
Provision for income taxes	42,048	56,958	97,537	85,218
Depreciation and amortization	29,828	25,602	86,870	77,394
EBITDA	221,121	114,285	540,878	308,889
Share-based compensation(1)	13,785	21,337	47,341	24,502
Litigation costs(2)	29,035	3,965	42,691	4,600
Foreign currency losses (gains), net(3)	(11,156)	3,862	(9,569)	43,479
Transaction-related costs(4)	—	41,455	1,342	76,549
Product Procurement Adjustment(5)	9,571	23,574	37,876	53,369
Divested subsidiary Adjusted EBITDA adjustment(6)	—	264	—	(11,020)
Adjusted EBITDA	$262,356	$208,742	$660,559	$500,368
Adjusted Net Sales	$1,426,566	$1,057,421	$3,741,452	$2,798,667
Adjusted EBITDA Margin	18.4%	19.7%	17.7%	17.9%

(1)Represents non-cash expense related to awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for Adjusted EBITDA from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023, as if such Divestitures occurred on January 1, 2023. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

We refer to growth rates in Adjusted Net Sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.